UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JULY 15, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

IMA EXPLORATION INC.
--------------------------------------------------------------------------------
TERMINAL CITY CLUB TOWER,
SUITE709-837 WEST HASTINGS STREET,
VANCOUVER, BC, CANADA V6C 3N6
TEL: 604.687.1828 O FAX: 604.687.1858 O TOLL FREE: 800.901.0058
WWW.IMAEXPLORATION.COM O E-MAIL: INFO@IMAEXPLORATION.COM O TSX-V: IMR

[OBJECT OMITTED] [Company Logo]


July 15, 2004

VIA SEDAR



British Columbia Securities Commission       Alberta Securities Commission
9th Floor, Pacific Centre                    4th Floor, 300 - 5th Avenue SW
701 West Georgia Street                      Calgary, Alberta
Vancouver, British Columbia                  T2P 1L2
V7Y 1L2

Ontario Securities Commission
20 Queen Street West
Suite 1900
Toronto, Ontario
M5H 3S8

Dear Sirs:

                      IMA EXPLORATION INC. (THE "ISSUER") -
                              PLAN OF ARRANGEMENT -
          NOTICE PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102
          ------------------------------------------------------------

We write pursuant to Section 4.9 of National Instrument 51-102 to advise that effective July 7, 2004, the Issuer completed a Plan of Arrangement pursuant to which certain of the Issuer's assets were spun out into another company called Golden Arrow Resources Corporation, which is held by the same shareholders as the Issuer.

In response to the specific items referred to in Section 4.9, we advise as follows:

1.       Names of Parties to the Transaction

         IMA Exploration  Inc.
         Golden Arrow Resources Corporation
         IMA Holdings Corp.

2.       Description of the Transaction

         Effective July 7, 2004, the Issuer will complete a statutory plan of arrangement under the Business Corporations Act (British Columbia).
         Under the terms of arrangement, and as a result of a series of transactions and share exchanges, shareholders of the Issuer will receive shares of a new issuer, Golden Arrow Resources Corporation, which will hold certain mineral exploration properties previously held by the Issuer. The Issuer's shareholders of record on July 7, 2004 will receive approximately 4,080,545 common shares of Golden Arrow pro rata in accordance with their current shareholdings of the Issuer's common shares. The Issuer's common shares will continue to trade on the TSX Venture Exchange (Tier 1). Golden Arrow's common shares will commence trading on the TSX Venture Exchange (Tier 2) on July 9, 2004, and accordingly, Golden Arrow will have become a reporting issuer effective July 9, 2004. For further details, see the Issuer's Management Proxy Circular dated May 14, 2004, which is available on the SEDAR website.

3.       Effective Date of the Transaction

         July 7, 2004

4. Names of Each Party, if Any, That Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity.

         No party ceased to be a reporting issuer after the transaction.

         IMA Exploration Inc. was a reporting issuer before the transaction and will continue to be a reporting issuer after the transaction.

         Golden Arrow Resources Corporation was not a reporting issuer before the transaction, but will be a reporting issuer after the transaction.

5. Date of the Reporting Issuer's Financial Year End Subsequent to the Transaction.

         IMA Exploration  Inc.                 December 31st

         Golden Arrow Resources Corporation    December 31st

6. The Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction.

                                        Date                 Comparative
                                        -----------------    -------------------
         IMA EXPLORATION INC.

         Interim                        September 30, 2004    September 30, 2003
         Annual (audited)               December 31, 2004     December 31, 2003

         GOLDEN ARROW RESOURCES CORPORATION

         Interim                        September 30, 2004           N/A
         Interim                        March 31, 2005               N/A
         Interim                        June 30, 2005                N/A
         Annual (audited)               December 31, 2004            N/A

Yours very truly,

IMA EXPLORATION INC.

/s/ ART LANG

PER:
         ART LANG
         CHIEF FINANCIAL OFFICER